UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [5])*


                              MONACO FINANCE, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                            Class A Common Stock and
            8% Cumulative Convertible Preferred Stock, Series 1998-1

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      Class A Common Stock - 608868-105 and
         8% Cumulative Convertible Preferred Stock, Series 1998-1 - None

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  USA  Holdings  Corp.
           IRS  Identification  No.  75-2255876
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,567,863  shares  of  Class  A  Common  Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,567,863 shares of Class A Common Stock (See Item 3)
                     2,347,587 shares of 8% Cumulative Convertible Preferred
                     Stock, Series 1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  1,567,863 shares of Class A Common Stock (See Item 3)
            -  2,347,587  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 939,035 shares of Class A Common Stock (See Item 3)
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         68.5%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
           IRS  Identification  No.  --  N/A  --  Foreign  Corporation
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                     Taiwan,  Republic  of  China
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,567,863  shares  of  Class  A  Common  Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,567,863 shares of Class A Common Stock (See Item 3)
                     2,347,587 shares of 8% Cumulative Convertible Preferred
                     Stock, Series 1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  1,567,863 shares of Class A Common Stock (See Item 3)
            -  2,347,587  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 939,035 shares of Class A Common Stock (See Item 3)
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         68.5%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Consumer  Finance  Holdings,  Inc.
           IRS  Identification  No.  75-2704763
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Nevada
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,567,863 shares of Class A Common Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10    SHARED  DISPOSITIVE  POWER
                     1,567,863 shares of Class A Common Stock (See Item 3)
                     2,347,587 shares of 8% Cumulative Convertible Preferred
                     Stock, Series 1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  1,567,863 shares of Class A Common Stock (See Item 3)
            -  2,347,587  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 939,035 shares of Class A Common Stock (See Item 3)
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         68.5%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  Southwest  Bank
           IRS  Identification  No.  74-2520389
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         0
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                     0
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  no shares of Class A Common Stock (See Item 3)
            -  no  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         0%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  Financial  Group,  Inc.
           IRS  Identification  No.  51-0350769
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Delaware
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         0
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                     0
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  no shares of Class A Common Stock (See Item 3)
            -  no  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         0%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           First  CF  Corp.
           IRS  Identification  No.  75-2672933
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [ ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [ ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         0
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                     0
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  no shares of Class A Common Stock (See Item 3)
            -  no  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         0%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

1.   Security  and  Issuer.

     This Statement relates to the Class A common stock, $.01 par value ("Class A Common Stock") and the 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Preferred Stock"), of Monaco Finance, Inc., a Colorado corporation ("Issuer" or "Monaco"). The Class A Common Stock is registered pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended. Each 2.5 shares of Preferred Stock is convertible into one share of Class A Common Stock at any time. The address of the Issuer's principal executive offices is 8400 Crescent Parkway, Suite 190, Greenwood Village, Colorado, 80111.

2.   Identity  and  Background.

     (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"), Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer"), Pacific Southwest Bank, a federal savings bank ("PSB"), First CF Corp., a Texas corporation ("First CF"), and Pacific Financial Group, Inc., a Delaware corporation ("Pacific Financial") and is intended to amend the prior Schedules 13D filed separately by Pacific, Pacific Electric, and Consumer on or about May 6, 1997, an Amendment No. 1 to that
Schedule 13D filed jointly by Pacific, Pacific Electric and Consumer, on December 4, 1997, an Amendment No. 2 to that Schedule 13D filed jointly by
Pacific, Pacific Electric, Consumer, PSB, First CF and Pacific Financial on March 16, 1998, an Amendment No. 3 to that Schedule 13D filed jointly by Pacific, Pacific Electric, Consumer, PSB, First CF, and Pacific Financial on
October  8,  1998  and an Amendment No.  4 to that Schedule 13D filed jointly by
Pacific, Pacific Electric, Consumer, PSB, First CF, and Pacific Financial on January 4, 2000. Pacific, directly and indirectly, is a wholly owned subsidiary of Pacific Electric. Consumer is a wholly owned subsidiary of Pacific. Pacific Financial is a wholly owned subsidiary of Pacific. PSB is a wholly owned subsidiary of Pacific Financial. First CF was a wholly owned subsidiary of PSB and is currently a wholly owned subsidiary of PSB Liquidating Corp., a Texas corporation, which is a wholly owned subsidiary of Pacific Financial. On
November  8,  2000,  100%  of  the  stock  of First CF was dividended to Pacific
Financial, which dividended the stock to Pacific USA, which contributed the stock to Consumer. The executive officers and directors of Pacific, Pacific
Electric, Consumer, PSB, First CF and Pacific Financial (hereinafter collectively referred to as "Reporting Person") are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of Pacific, Consumer, PSB, First CF and Pacific Financial is 2740 N. Dallas Parkway, Suite 200, Plano,
Texas 75093. The business address of Pacific Electric is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c).

     (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. PSB is a federal savings bank. First CF is a financial services holding company. Pacific Financial is a federal savings bank holding company. The present principal occupation or employment of Pacific Electric's, Pacific's, Consumer's, PSB's, First CF's and Pacific Financial's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted is as follows:

-------------------------------------------------------------------------------------------------------------------
                                       BOARD OF DIRECTORS OF PACIFIC ELECTRIC
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh         c/o Pacific USA Holdings Corp.              Honorary Chairman and                 Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Executive Director
                    Plano, Texas  75093                         Pacific Electric Wire & Cable Co.,
                                                                Ltd.
-------------------------------------------------------------------------------------------------------------------
Lee Yu-tien         Pacific Electric Wire & Cable Co., Ltd.,    Vice Board Chairman                   Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Chen Shu-chuan  Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Cheng  I-chou       Pacific Electric Wire & Cable Co., Ltd.,    Executive Director                    Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Chiao Ting-piao     Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.,    Executive Director and Chairman       Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Chao-chun       Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Liu Wei-kang        Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                             Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Electric Wire & Cable Co.,
                    Plano, Texas  75093                         Ltd.
-------------------------------------------------------------------------------------------------------------------
Lee Ta-jen          Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------


                                      -9-

-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Chiao Yu-chi        Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-chi         Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng        Pacific Electric Wire & Cable Co., Ltd.,    Vice Chairman                         Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Cheng Chao-chun     Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-heng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Yuan Pei-yu         Pacific Electric Wire & Cable Co., Ltd.,    Yuan Investment Co.                   Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Representative
                    Section 4
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Satoshi Otohata     Pacific Electric Wire & Cable Co., Ltd.,    Sumitomo Electric Ind., Ltd.: c/o     Japan
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd., 4th Fl., 285, Chung Hsiao East
                    Taipei, Taiwan, Republic of China           Road, Section 4
                                                                Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Kuo Chih-Wei        United Electronics Industry Co., Ltd., 4th  President                             Taiwan, ROC
                    Fl., 285, Chung Hsiao East Road,            United Electronics Industry Co.,
                    Section 4, Taipei, Taiwan, Republic of      Ltd.
                    China
-------------------------------------------------------------------------------------------------------------------
Chang-Min-chiang    Pacific Electric Wire & Cable Co., Ltd.,    Chairman                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Construction Co.
                    Section 4
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tony Yuan           Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tung Hsiu-chun      Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------


                                      -10-

-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tsai Ming-chun      Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tung Wang           Pacific Electric Wire & Cable Co., Ltd.,    Director                              Taiwan, ROC
Wen-chuen           4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                    EXECUTIVE  OFFICERS  OF  PACIFIC  ELECTRIC
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh         Pacific Electric Wire & Cable Co., Ltd.,    Honorary Chairman                     Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.,    Chairman                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-heng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng        Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Cheng Chao-chun     Pacific Electric Wire & Cable Co., Ltd.,    Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                             Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Electric Wire & Cable Co.,
                    Plano, Texas  75093                         Ltd., and
                                                                Vice President
                                                                Pacific USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------


                                      -11-

-------------------------------------------------------------------------------------------------------------------
                                       BOARD OF DIRECTORS OF PACIFIC
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh         Pacific Electric Wire & Cable Co., Ltd.     Honorary Chairman                     Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun        Pacific Electric Wire & Cable Co., Ltd.     Chairman                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Pon-yean        Pacific Electric Wire & Cable Co., Ltd.     Vice President                        Taiwan, ROC
                    4th Fl., 285, Chung Hsiao East Road,        Pacific Electric Wire & Cable Co.,
                    Section 4                                   Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Tung Ching-yun      c/o Pacific USA Holdings Corp.              President                             Taiwan, ROC
                    2740 N. Dallas Parkway, Suite 200           Pacific Wire & Cable Co., Ltd.,
                    Plano, Texas  75093                         and Vice President
                                                                Pacific USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------
Larry D. Horner     c/o Pacific USA Holdings Corp.              Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           PUSA Investment Company
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                        EXECUTIVE  OFFICERS  OF  PACIFIC
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Larry D. Horner     c/o Pacific USA Holdings Corp.              Chairman of the Board of Pacific      United States
                    2740 N. Dallas Parkway, Suite 200           USA Holdings Corp., Chief
                    Plano, Texas  75093                         Executive Officer of PUSA
                                                                Investment Company
-------------------------------------------------------------------------------------------------------------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Michael K. McCraw   c/o Pacific USA Holdings Corp.              Chief Financial Officer               United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Cathryn L. Porter   c/o Pacific USA Holdings Corp.              Chief General Counsel                 United States
                    3200 Southwest Freeway                      Pacific USA Holdings Corp.
                    Suite 1220
                    Houston, Texas  77027
-------------------------------------------------------------------------------------------------------------------


                                      -12-

-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Kristie A. Lipes    c/o Pacific USA Holdings Corp.              Chief Administrative Officer          United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
John A. Archer      c/o Pacific USA Holdings Corp.              Chief Accounting Officer and          United States
                    2740 N. Dallas Parkway, Suite 200           Treasurer
                    Plano, Texas  75093                         Pacific USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                              BOARD  OF  DIRECTORS  OF  CONSUMER
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Bill C. Bradley     c/o Pacific USA Holdings Corp.              Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                             EXECUTIVE  OFFICERS  OF  CONSUMER
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Michael K. McCraw   c/o Pacific USA Holdings Corp.              President and Chief Financial         United States
                    2740 N. Dallas Parkway, Suite 200           Officer of Pacific USA Holdings
                    Plano, Texas  75093                         Corp.
-------------------------------------------------------------------------------------------------------------------
Bill C.  Bradley    c/o Pacific USA Holdings Corp.              Chief Executive Officer of Pacific    United States
                    2740 N. Dallas Parkway, Suite 200           USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------


                                      -13-

                                                   BOARD OF DIRECTORS OF PSB
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh         Pacific Electric Wire & Cable Co., Ltd.      Honorary Chairman                     Taiwan, ROC
                    4th Fl., 285, Chung Hsiao  East Road,        Pacific Electric Wire &
                    Section 4  Cable Co., Ltd.
                    Taipei, Taiwan, Republic of  China
-------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun        Pacific Electric Wire &  Cable Co., Ltd.     Chairman                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao  East Road,        Pacific Electric Wire &
                    Section 4                                    Cable Co., Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Lee Pon-yean        Pacific Electric Wire &                     Vice President                        Taiwan, ROC
                    Cable Co., Ltd.                             Pacific Electric Wire &
                    4th Fl., 285, Chung Hsiao                   Cable Co., Ltd.
                    East Road, Section 4
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Larry D. Horner     c/o Pacific USA Holdings                    Chief Executive Officer               United States
                    Corp.                                       PUSA Investment Company
                    2740 N. Dallas Parkway, Suite 200
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Bill C. Bradley     c/o Pacific USA Holdings                    Chief Executive Officer               United States
                    Corp.                                       Pacific USA Holdings
                    2740 N. Dallas Parkway,  Suite 200          Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Bobby L.            c/o Pacific USA Holdings                    President, EVP & Chief                United States
Hashaway            Corp.                                       Financial Officer
                    2740 N. Dallas Parkway,  Suite 200          Pacific Southwest Bank
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Lam Chun-hung,      c/o Southern Methodist                      Chairman, Finance Dept.               United States
PhD                 University
                    Edwin Cox School of Business
                    6212 Bishop, Crow Building, #394
                    Dallas, Texas 75275
-------------------------------------------------------------------------------------------------------------------
J. Ewing            c/o Ward Howell                             Consultant                            United States
Walker, Jr.         International
                    1000 Louisiana #3150
                    Houston, Texas 77002
-------------------------------------------------------------------------------------------------------------------
William P.          c/o Lockhart Motor Company                  Owner, Automobile Dealership          United States
Clark, Jr.          303 W. San Antonio
                    Lockhart, Texas 78644
-------------------------------------------------------------------------------------------------------------------


                                      -14-

-------------------------------------------------------------------------------------------------------------------
                                                 EXECUTIVE  OFFICERS  OF  PSB
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Bobby L.            c/o Pacific USA Holdings                    President, EVP & Chief                United States
Hashaway            Corp.                                       Financial Officer
                    2740 N. Dallas Parkway,  Suite 200          Pacific Southwest Bank
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Jack Wright         Pacific Southwest Bank                      Executive Vice                        United States
                    800 No. Shoreline Blvd.,                    President
                    #200 So.                                    Pacific Southwest Bank
                    Corpus Christi, Texas 78401
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                              BOARD OF DIRECTORS OF FIRST CF
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Bobby L.            c/o Pacific USA Holdings  Corp.             President, EVP & Chief                United States
Hashaway            2740 N. Dallas Parkway, Suite 200           Financial Officer
                    Plano, Texas  75093                         Pacific Southwest Bank
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                               EXECUTIVE OFFICERS OF FIRST CF
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Bobby L.            c/o Pacific USA Holdings  Corp.             President, EVP & Chief                United States
Hashaway            2740 N. Dallas Parkway,  Suite 200          Financial Officer
                    Plano, Texas  75093                         Pacific Southwest Bank
-------------------------------------------------------------------------------------------------------------------


                                      -15-

-------------------------------------------------------------------------------------------------------------------
                                         BOARD OF DIRECTORS OF PACIFIC FINANCIAL
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Tung Ching-yun      c/o Pacific USA Holdings   Corp.            President                             Taiwan, ROC
                    2740 N. Dallas Parkway,  Suite 200          Pacific Wire & Cable Co., Ltd.,
                    Plano, Texas  75093                         and Vice President
                    Pacific USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun        Pacific Electric Wire &  Cable Co., Ltd.    Chairman                              Taiwan, ROC
                    4th Fl., 285, Chung Hsiao                   Pacific Electric Wire &
                    East Road, Section 4                        Cable Co., Ltd.
                    Taipei, Taiwan, Republic of China
-------------------------------------------------------------------------------------------------------------------
Larry D. Horner     c/o Pacific USA Holdings  Corp.             Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           PUSA Investment Company
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------
Bill C. Bradley     c/o Pacific USA Holdings   Corp.            Chief Executive Officer               United States
                    2740 N. Dallas Parkway, Suite 200           Pacific USA Holdings Corp.
                    Plano, Texas  75093
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                     EXECUTIVE  OFFICERS  OF  PACIFIC  FINANCIAL
-------------------------------------------------------------------------------------------------------------------
NAME                            PRESENT PRINCIPAL                      OCCUPATION                    CITIZENSHIP
----                            BUSINESS ADDRESS                       ----------                    -----------
                                ----------------
-------------------------------------------------------------------------------------------------------------------
Michael K.          c/o Pacific USA Holdings  Corp.             President and Chief                   United States
McCraw              2740 N. Dallas Parkway, Suite 200           Financial Officer of
                    Plano, Texas  75093                         Pacific USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------
John A. Archer      c/o Pacific USA Holdings                    Chief Accounting                      United States
                    Corp.                                       Officer and
                    2740 N. Dallas Parkway,  Suite 200          Treasurer of Pacific
                    Plano, Texas  75093                         USA Holdings Corp.
-------------------------------------------------------------------------------------------------------------------


     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. PSB is a federal savings bank located in Texas. First CF is a Texas corporation. Pacific Financial is a Delaware corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in Item 2(c) of this Statement.

3.   Source  and  Amount  of  Funds  and  Other  Consideration:

     By letters dated December 4, 2000, Morris Ginsburg ("Ginsburg") exercised his option to "put" to Consumer 58,000 shares of Class B Common Stock of Monaco for the consideration of $1,160,000 and the Sandler Family Partners, Ltd. ("Sandler") exercised its option to "put" to Consumer 25,000 shares of Class B Common Stock of Monaco for the consideration of $500,000, for an aggregate of 83,000 shares of Class B Common Stock of Monaco in consideration of $1,660,000, pursuant to the terms of the Option Agreement effective as of December 4, 1997 made and entered into by and among Consumer, Ginsburg and Sandler (the "Option Agreement"). Consumer subsequently converted the shares of Class B Common Stock into shares of Class A Common Stock. The source of funds for this transaction, which were paid on December 14, 2000 was working capital of Consumer which had previously been deposited into an escrow account established pursuant to the Option Agreement.

4.   Purpose  of  Transaction.

     The purpose of the transaction for which the Statement is being prepared is to acquire the Class B Common Stock required to be purchased by Consumer pursuant to the "put" options exercised by Sandler and Ginsburg pursuant to the Option Agreement.

     Except as described below or reported on a previous Schedule 13D or an amendment thereto, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     any  action  similar  to  those  enumerated  above.

5.   Interest  in  Securities  of  the  Issuer.

     (a) Reporting Person has beneficial ownership of 1,567,863 shares of Monaco Class A Common Stock and 2,347,587 shares of the Preferred Stock (see discussion below). The percentage of Monaco Class A Common Stock beneficially owned by Reporting Person is 68.5%. The percentage of Preferred Stock beneficially owned by Reporting Person is 100%. The Reporting Person entered into an Amended and Restated Asset Purchase Agreement (the "Purchase Agreement") dated as of January 8, 1998, with the Issuer providing for, among other things, the purchase by the Company of sub-prime automobile loans having an unpaid principal balance of approximately $81,115,233 for a purchase price of

$77,870,623 of which $73,003,709 was paid in cash. The balance of the purchase price, $4,866,914, was paid by the issuance of 2,433,457 shares of Preferred
Stock. As of the date hereof and pursuant to the Purchase Agreement, the Reporting Person has repurchased delinquent loans sold to the Issuer for the Issuer's cost of $2.6 million, and pursuant to the Purchase Agreement, the Reporting Person has surrendered 85,870 shares of Preferred Stock to the Issuer for cancellation. Each 2.5 shares of Preferred Stock is convertible at any time into one share of Class A Common Stock or an aggregate of up to 939,035 shares of Class A Common Stock. A 1-for-5 reverse split of all common shares outstanding occurred November 23,1998. All related amounts and disclosures in this Amendment No. 5 have been adjusted to reflect this reverse stock split.

     (b) Reporting Person has full voting power with respect to the shares of the Class A Common Stock beneficially owned by it and has shared dispositive power with respect to the shares of Class A Common Stock beneficially owned by it. The Preferred Stock held by Reporting Person does not have any voting rights prior to conversion.

     (c) Except as described above or in the Schedule 13D or an amendment thereto, neither Reporting Person nor any person named in Section 2(c) hereto beneficially owns any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by them.

     (e) On November 8, 2000, First CF dividended all of its shares of Class A Common Stock to Pacific Financial, which dividended the Class A Common Stock to Pacific USA, which contributed the Class A Common Stock to Consumer. As a result of these dividends and contribution, First CF, PSB and Pacific Financial are no longer beneficial owners of any class of securities of Issuer and will no longer be Reporting Persons unless one later becomes a beneficial holder of more than 5% of a class of securities of Issuer.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement or in the Schedule 13D or the amendments thereto, to the best knowledge of Reporting Person, neither Reporting Person nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

     See  Item  3.

7.   Material  to  be  Filed  as  Exhibits.

     Exhibit  99.01:  Joint  Filing  Agreement

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December  22,  2000               Pacific  USA  Holdings  Corp.


                                         By:  /s/  Bill  C.  Bradley
                                            --------------------------------
                                                   Bill  C.  Bradley
                                                   Chief  Executive  Officer


                                         Pacific Electric Wire & Cable Co., Ltd.


                                         By:  /s/  Tung  Ching-yun
                                            --------------------------------
                                                   Tung  Ching-yun
                                                   President


                                         Consumer  Finance  Holdings,  Inc.


                                         By:  /s/  Bill  C,  Bradley
                                            --------------------------------
                                                   Bill  C.  Bradley
                                                   Chief  Executive  Officer


                                         Pacific  Southwest  Bank


                                         By:  /s/  Bobby  L.  Hashaway
                                            --------------------------------
                                                   Bobby  L.  Hashaway
                                                   Chief  Financial  Officer


                                         First  CF  Corp.


                                         By:  /s/  Bobby  L.  Hashaway
                                            --------------------------------
                                                   Bobby  L.  Hashaway
                                                   Chief  Executive  Officer

                                         Pacific  Financial  Group,  Inc.


                                         By:  /s/  Michael  K.  McCraw
                                            --------------------------------
                                                   Michael  K.  McCraw
                                                   President

EXHIBIT  99.01

       AGREEMENT  OF  JOINT  FILING


     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

     IN  WITNESS  WHEREOF,  the  undersigned  have  executed this Agreement.


Date:  December  22,  2000

Pacific  USA  Holdings  Corp.                 Pacific Southwest Bank

By:  /s/  Bill C. Bradley                     By:  /s/  Bobby  L.  Hashaway
   ----------------------------------            -------------------------------
          Bill C. Bradley                                Bobby  L.  Hashaway
          Chief  Executive  Officer                      Chief Financial Officer

Pacific Electric Wire & Cable Co., Ltd.        First CF Corp.

By:  /s/  Tung Ching-yun                       By:  /s/  Bobby L. Hashaway
   ----------------------------------            -------------------------------
          Tung Ching-yun                                 Bobby L. Hashaway
          President                                      Chief Executive Officer

Consumer Finance Holdings, Inc.               Pacific Financial Group, Inc.

By:  /s/  Bill C, Bradley                     By:  /s/  Michael K. McCraw
   ----------------------------------            -------------------------------
          Bill C. Bradley                               Michael K. McCraw
          Chief Executive Officer                       President